EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (page 1 of 2)
(in millions except ratio amounts, unaudited)

                                  12 Weeks Ended
                              3/23/96          3/25/95

Earnings:

Income before
 income taxes                    $588             $496

Joint ventures and
 minority interests,
 net                               10                5

Amortization of
 capitalized interest               1                1

Interest expense                  141              160

Interest portion
 of net rent expense (a)           39               38

Earnings available
 for fixed charges               $779             $700


Fixed Charges:

Interest expense                 $141             $160

Capitalized interest                3                1

Interest portion of net
 rent expense (a)                  39               38

   Total fixed charges                $183        $199

Ratio of Earnings
 to Fixed Charges                4.26             3.52

(a) One-third of net rent expense is the portion deemed representative of the interest factor.












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PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (page 2 of 2)
(in millions except ratio amounts, unaudited)

                              52 Weeks 53 Weeks
                               Ended    Ended        52 Weeks Ended
                              12/30/95 12/31/94 12/25/93  12/26/92 12/28/91
Earnings:                                                             (a)

Income before income
 taxes and cumulative
 effect of accounting
 changes                        $2,432   $2,664  $2,423    $1,899   $1,660

Joint ventures and
minority interests, net             11      (19)     (6)       (1)      (6)

Amortization of
 capitalized interest                6        5       5         5        5

Interest expense                   682      645     573       586      614

Interest portion of net
 rent expense (b)                  156      150     134       122      103

Earnings available for
 fixed charges                  $3,287   $3,445  $3,129    $2,611   $2,376


Fixed Charges:

Interest expense                $  682   $  645  $  573    $  586   $  614

Capitalized interest                10        5       7         7       10

Interest portion of net
 rent expense (b)                  156      150     134       122      103

   Total fixed charges          $  848   $  800  $  714    $  715   $  727

Ratio of Earnings
 to Fixed Charges                 3.88     4.31    4.38      3.65     3.27


(a) To improve comparability, the 1991 amounts have been restated to report, under the equity method of accounting, the results of previously consolidated snack food businesses in Spain, Portugal and Greece, which were contributed to the new Snack Ventures Europe joint venture with General Mills, Inc. in late 1992.

(b) One-third of net rent expense is the portion deemed representative of the interest factor.



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